Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 28, 2023

VIA EDGAR CORRESPONDENCE

Ms. Yoon Y. Choo

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Dynamic Europe Equity Income Fund

Dear Ms. Choo:

On February 10, 2023, First Trust Dynamic Europe Equity Income Fund (the “Fund”) filed a preliminary proxy statement (the “Proxy Statement”) and related materials (together with the Proxy Statement, “Preliminary Proxy Materials”) with the Securities and Exchange Commission. The Proxy Statement includes a proposal for the Fund’s shareholders to elect two Trustees to the Fund’s Board of Trustees. This filing was submitted by the Fund in accordance with Rule 14a-6(a) under the Securities Exchange Act of 1934 because it included references to and commentary on the preliminary proxy statement filed on Form PREC14A by Bulldog Investors, LLP (“Bulldog”) with respect to the Fund on February 6, 2023 (the “Bulldog Filing”). This letter responds to comments that you provided to the undersigned on February 16, 2023, February 24, 2023 and February 28, 2023. For your convenience, the substance of the comments provided has been restated below. The Fund’s response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Preliminary Proxy Materials.

Comment 1

In the fourth paragraph of the letter to shareholders, please delete “purporting” from the phrase “purporting to solicit proxies” given that Bulldog is, in fact, soliciting proxies. Further, the veracity of the statement that “such individuals are ineligible to be elected at the Meeting, and any votes submitted for either of them at the Meeting will not be counted” may depend on the outcome of any litigation regarding this matter. (We note that the Bulldog Filing mentions the possibility of litigation.) Please revise this statement accordingly. (This comment applies to each place in the Preliminary Proxy Materials where similar language appears.)

Response 1

The disclosure has been revised as requested in each place it appears.

Comment 2

In the Proxy Statement, in the fourth sentence of the third paragraph under “Voting,” please replace “may not be able to vote” with “will not be able to vote.”

Response 2

In response to this Comment, the referenced disclosure has been replaced with new disclosure that refers to the rules of the New York Stock Exchange. In addition, as discussed on February 24, 2023, the phrase “voting proxies without instructions from customers” has been replaced with “giving or voting proxies without instructions from customers.”

Comment 3

In the Proxy Statement, in the sixth paragraph under “Voting,” please disclose specifically how withheld votes will be treated for quorum purposes at the Meeting. In addition, please delete the second to last sentence as it may be confusing to shareholders. Also, please revise the last sentence to disclose that (i) broker discretionary voting is not permitted if there is a solicitation in opposition, (ii) the Fund does not expect there to be any broker non-votes at the Meeting, and (iii) broker non-votes will not be counted for quorum purposes. Further, please disclose the effect of the absence of broker discretionary voting and broker non-votes at the Meeting. Finally, on February 28, 2023, you provided follow-up comments (i) to expand the last sentence of a revised version of the paragraph to indicate that any broker non-votes would not be counted for purposes of quorum or on the Proposal and (ii) to add similar language to the Proposal where the required vote is described.

Response 3

The disclosure has been revised as requested, subject to the following. The Fund notes that NYSE Rule 452.11 does not specifically refer to the treatment of broker non-votes for quorum purposes. The Fund believes that the disclosure relating to broker non-votes in the Proxy Statement is sufficient in that, similar to disclosure that was added in response to comparable comments on prior First Trust proxy statements, it describes the general provisions of the Fund’s By-Laws, describes “broker non-votes” and indicates that broker non-votes are not expected. Please note that rather than expanding the last sentence of the paragraph, a separate sentence referencing the NYSE rules applicable to certain circumstances involving “counter-solicitations” has been added in response to Comment 3(i). In addition, please note that the revised disclosure to respond to the last sentence of Comment 3 is included under the Proposal where the required vote is described.

Comment 4

In the Proxy Statement, in the seventh paragraph under “Voting,” please delete the phrase “including those that are represented by broker non-votes, if any,” from the last sentence.

Response 4

The disclosure has been revised as requested.

Comment 5

In the Proxy Statement, in the third paragraph under “Proposal: Election of Two (2) Class I Trustees,” please explain a plurality vote.

Response 5

The disclosure has been revised as requested.

Comment 6

In the Proxy Statement, under “Additional Information – Solicitation of Proxies and Expense of Proxy Solicitation,” in the second sentence of the first paragraph, please change (i) “purported notice” to “notice” and the defined term “Purported Notice” to “Notice” and (ii) “purported nomination” to “nomination.” In the fourth sentence, please disclose with more specificity why the Board determined that the Notice was materially deficient. In addition, if accurate, please add that the Board determined that the nominations of the Bulldog Purported Nominees will be disregarded and both Bulldog Purported Nominees are ineligible to be elected at the Meeting.

Response 6

The disclosure has been revised as requested.

Comment 7

(a) In the Proxy Statement, with respect to the disclosure under “Additional Information – Control Share Acquisitions,” if operation of control share acquisition provisions is expected to affect the Proposal, please disclose the treatment and effect of “control shares” for purposes of determining quorum at the Meeting and the treatment and effect of such shares on the vote required to pass the Proposal.

(b) We note further that the state in which the Fund is organized does not have a control share acquisition statute specifically applicable to the Fund. As such, please also disclose in the Proxy Statement that recent federal court and Massachusetts state court precedent has found that control share acquisition provisions are not consistent with the 1940 Act.

(c) Also disclose in the Proxy Statement or acknowledge in your response that the no-action position expressed in the 2020 IM Staff Statement on Control Share Acquisition Statutes (the “Statement”) does not extend to the Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the Fund).

Response 7

The disclosure has been revised as requested to respond to Comments 7(a) and (b), subject to the following. With respect to Comment 7(a), the Fund believes that the additional disclosure provides useful clarification whether or not the operation of the Control Share Provisions is actually expected to affect the Proposal. With respect to Comment 7(b), the Fund believes that the referenced judgments contemplate the specific trusts at issue and the corresponding by-law amendments of such trusts and that the Fund’s disclosure in its proxy statement noting that the control share acquisition provisions that were the subject of the referenced cases may be similar in certain respects, but not identical, to the Fund’s Control Share Provisions is relevant information for shareholders of the Fund. With respect to Comment 7(c), the Fund acknowledges the Statement; however, the Fund does not concede that the Statement is inapplicable to its circumstances.

Comment 8

In the Proxy Statement, in the last sentence under “Additional Information – Section 30(h) and Section 16(a) Beneficial Ownership Reporting Compliance,” please identify the “related forms filed with the SEC.” In addition, please indicate that the filing requirements were “timely” met or disclose instances when they were not timely met.

Response 8

The disclosure has been revised as requested. The additional language refers to filings of Form 4 since there were no filings of Form 3 or Form 5 for the Fund during its last fiscal year.

Thank you for your attention to this filing. Please contact me by telephone at (312) 845-3446 or by e-mail at russell@chapman.com if you have questions regarding any of the above responses.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ Suzanne M. Russell
Suzanne M. Russell